Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

CHARLOTTE RUSSE HOLDING, INC.

Up to 4,000,000 Shares of its Common Stock

at a Purchase Price not Greater Than $20.00 nor Less than $18.00 per Share

The Offer, Proration Period and Withdrawal Rights

Expire at 5:00 P.M., New York City Time, on March 20, 2008,

Unless the Offer is Extended.

February 21, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Charlotte Russe Holding, Inc., a Delaware corporation (the “Company”), to act as Dealer Manager in connection with its offer to purchase for cash up to 4,000,000 shares of its common stock, par value $0.01 per share, at a price, net to the seller in cash, less any applicable withholding taxes and without interest, not greater than $20.00 nor less than $18.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 21, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

On the terms and subject to the conditions of the Offer, the Company will determine a single per share price, not greater than $20.00 nor less than $18.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for the shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price that will allow it to purchase 4,000,000 shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. The Company will purchase all shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” tenders, proration and conditional tender described in the Offer to Purchase.

Shares tendered at prices in excess of the purchase price and shares not purchased because of proration or conditional tenders will be returned at the Company’s expense to the stockholders who tendered such shares promptly after the Expiration Time (as defined in the Offer to Purchase).

Enclosed with this letter are copies of the following documents:

1. Offer to Purchase dated February 21, 2008;

2. Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients;

3. Form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary (as defined in the Letter of Transmittal) before the Expiration Time (as defined in the Offer to Purchase), or if the procedure for book-entry transfer cannot be completed before the Expiration Time;

5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6. Return envelope addressed to Mellon Investor Services LLC as the Depositary.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on March 20, 2008, unless the offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

For shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “agent’s message” (as described in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Cowen and Company, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.